UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

American CryptoFed
(Exact name of registrant as specified in its charter)

Wyoming	**87-2207963**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1908 Thomes Ave, Cheyenne, WY	**82001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(307) 206-4210**

Securities to be registered pursuant to Section 12(b) of the Act: **None**

Securities to be registered pursuant to Section 12(g) of the Act:

Locke Governance Token
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Table of Contents

1. **Item 1: Business.**

   1.1. Background

   The U.S. Securities and Exchange Commission ("SEC" or "Commission") issued an Order Dismissing Proceedings (*In the Matter of American CryptoFed DAO LLC* and *In the Matter of the Registration Statement of American CryptoFed DAO LLC*, Release No. 11407 / February 2, 2026 and Release No. 104765 / February 2, 2026) against American CryptoFed DAO, LLC ("CryptoFed DAO"), in which the Commission stated, "Doing so will allow American CryptoFed to consider the above developments in the regulation of crypto assets when determining what, if any, steps to take next, including whether it still wishes to pursue registration of its tokens and, if so, when and how it decides to pursue such registration."

   Currently, American CryptoFed ("CryptoFed") is the successor of American CryptoFed DAO, LLC ("CryptoFed DAO"), although there are significant differences between the dissolved and current entities. CryptoFed was converted to a non-profit entity under W.S. 17-22-102(a)(ii) of Wyoming Unincorporated Nonprofit Association Act ("UNA Act") on June 9, 2026, when the two founding members signed American CryptoFed Constitution ("CryptoFed Constitution"), a copy of which is attached as Exhibit 1. CryptoFed will automatically operate under W.S. 17-32-102(a)(iii)(A) of the Wyoming Decentralized Unincorporated Nonprofit Association Act ("DUNA Act"), when it has 100 or more members.

   CryptoFed deeply appreciates Commissioner Hester Peirce's statement, that the SEC is "a disclosure regulator, rather than a more interventionist merit regulator."[1] CryptoFed has the fundamental right to disclose its information pursuant to Section 12(g) of Securities Exchange

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   [1] https://www.sec.gov/news/speech/peirce-paper-plastic-peer-to-peer-031521

Act of 1934 which states, "Each such registration statement shall become effective sixty days after filing with the Commission or within such shorter period as the Commission may direct... Any issuer may register any class of equity security not required to be registered by filing a registration statement pursuant to the provisions of this paragraph." Regarding Form 10 effectiveness of filing, the Commission stated, "we are aware of only one prior instance in which the Commission instituted a Section 12(j) proceeding as to a not-yet-effective Exchange Act registration statement, but that proceeding settled shortly after the Form 10 became automatically effective, and there was no attempt to withdraw it." (*In the Matter of American CryptoFed DAO LLC*, Release No. 97659 / June 7, 2023, p.3).

Therefore, pursuant to Section 12(g) of the Securities Exchange Act of 1934, this CryptoFed's Form 10 shall allow CryptoFed to voluntarily become a reporting entity for ongoing disclosure purposes and becomes effective sixty (60) days after the initial filing date, regardless of whether there are outstanding SEC comments. Filing Form 10 does not mean CryptoFed concedes that Locke tokens issued by CryptoFed are securities. However, CryptoFed will not contest the classification of the Locke tokens as securities by the SEC, as long as the SEC allows CryptoFed to become a reporting entity for disclosing its information. CryptoFed truly appreciates the SEC's efforts under the leadership of Chairman Paul S. Atkins to foster crypto innovation and is ready to amend this CryptoFed's Form 10 according to the SEC's opinion both prior to and post its effectiveness.

On December 15, 2025, Chairman Paul S. Atkins, stated, in *Remarks at the Crypto Task Force Roundtable on Financial Surveillance and Privacy*[2]:

> Friedrich von Hayek, in his book, *The Fatal Conceit*, decried the belief of many in government that the solution to problems is to get enough smart people in a room and then

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[2] Available at: https://www.sec.gov/newsroom/speeches-statements/atkins-121525-remarks-crypto-task-force-roundtable-financial-surveillance-privacy

collect enough information that these all-knowing people will somehow forge a perfect solution to the problem at hand based on all of that information. Well, we have seen how poorly—maybe never—that has actually worked in practice. So, how right Dr. Hayek was.

As early as July 16, 2008, he, as a Commissioner of the SEC, at the time, also stated, in

Remarks Before the Exchequer Club of Washington, D.C (emphasis added), [3]

> We had a major bank failure last week under what some charge are lax regulatory standards, but we have had many bank failures in the past under other regulatory regimes. Continental Illinois, at one time the seventh largest bank in the country, is the biggest bank failure in history and its downfall was due to business decisions that turned out to be incorrect and regulatory standards that hobbled its diversification. The bank had grown aggressively in the late 1970s under regulatory supervision. Was that the right amount of supervision? Can we ever be able to answer such a question, except in hindsight?
> **As Hayek teaches, at some point, we must recognize that businesses are better than governments at business**.

1.2. CryptoFed's Mission

CryptoFed's mission "is to create and maintain a monetary system with zero inflation, zero deflation, zero transaction costs and maximum employment" (Exhibit 1, CryptoFed Constitution, ¶1). The US monetary system of fractional banking under the heavy supervision of federal and state regulators, including but not limited to, the U.S. Federal Reserve System (the Fed), the Office of the Comptroller of the Currency (OCC), is so fragile that it requires insurance from the Federal Deposit Insurance Corporation (FDIC), a federal regulatory agency. As pointed out by Chairman Atkins in 2008, the existing US monetary system of fractional reserve banking has continuously generated many bank failures. CryptoFed will carry out an experiment to solve the inherent flaws of the existing US monetary system of fractional reserve banking which has and will continue to generate periodic financial crises.

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[3] Available at:
https://www.sec.gov/news/speech/2008/spch071608psa.htm#:~:text=He%20labeled%20as%20the%20%22fatal%20conceit%22%20the,his%20wishes.%22%20Hayek%20argued:%20%22To%20act%20on

1.3. Patent Application

Following the guidance of Friedrich von Hayek's 1976 book entitled *Denationalization of Money*[4], CryptoFed's founding members have innovated novel **Methods for Endogenous Decentralized Monetary Systems**. The patent application ("Patent Application") was published by the United States Patent and Trademark Office ("USPTO") on January 15, 2026 (Exhibit 2) and by the United Nations' World Intellectual Property Organization (WIPO) under the Patent Cooperation Treaty (PCT) on April 9, 2026 (Exhibit 3).

Regarding the Patent Application, pursuant to PCT Rule 43bis.1,[5] on behalf of the WIPO, the Ministry of Intellectual Property, Republic of Korea, served as the International Searching Authority and established a PCT Written Opinion of the International Searching Authority ("PCT Written Opinion", Exhibit 4). The PCT Written Opinion stated, "Claims 18-24 are dependent on claim 17. Therefore, claims 17-24 are **novel and involve an inventive step**." "Claims 1-24 are **industrially applicable**." (Exhibit 4, Box No. V). However, claims 1, 2, 4-5, 7-8, and 16 were challenged by the examiner who stated, "D1, which is considered to be the closest prior art to the subject matter of claim 1, discloses a method for a decentralized platform…" (*Ibid*). The examiner provided a link to D1 which is a 90-page Citi Bank report entitled: Industry Revolution Volume IV –The Convergence of the Crypto and Traditional Economies: How Investment Managers Can Deliver Value in A Decentralized "NewFi" World.[6]

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[4] Available at:
https://cdn.mises.org/Denationalisation%20of%20Money%20The%20Argument%20Refined_5.pdf

[5] Available at: https://www.wipo.int/en/web/pct-system/texts/rules/r43bis

[6] Available at:
https://content.citivelocity.com/contentmodelui/aknetpublic/cm/Citi_BAS_Industry_Revolution_Volume_IV___The_Convergence_of_the_Crypto_and_Traditional_Economies_2021-06-10_393382306880817.pdf

Based on the PCT Written Opinion, pursuant to PCT Article 34, CryptoFed's founding members have amended certain claims and sent an accompanying letter to the examiner on June 5, 2026 (Exhibit 5).

In the Patent Application description, CryptoFed successfully incorporated The Chicago Plan's spirit of eliminating fractional reserve banking. The Chicago Plan was an unsuccessful but fundamental monetary reform proposal following the onset of the Great Depression (1929-1939) and was proposed and supported by a large number of leading U.S. macroeconomists at the time. "The key feature of this plan was that it called for the separation of the monetary and credit functions of the banking system…" (*The Chicago Plan Revisited*, by Jaromir Benes and Michael Kumhof, IMF Working Paper, 2012, p.1). [7] The fatal flaw of The Chicago Plan is its element of the federal government monopoly on money issuance. The IMF working paper summarized this point as follows (p.17):

> Several of the signers of the Chicago Plan were later to become known as the founders of the Chicago School of Economics. Though they were strong proponents of laissez-faire in industry, they did not question the right of the federal government to have an exclusive monopoly on money issuance (Phillips (1994)). The Chicago Plan was a strategy for establishing that monopoly.

The Patent Application (Exhibit 1) was able to overcome this fatal flaw inherent in The Chicago Plan, by adhering to the decentralization principles which Hayek outlined in his article, "The Use of Knowledge in Society" (*The American Economic Review*, Vol. 35, Issue 4, September 1945, p.524, emphasis in original)[8].

> If we can agree that the economic problem of society is mainly one of rapid adaptation to changes in the particular circumstances of time and place, it would seem to follow that the

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[7] Available at: https://www.imf.org/external/pubs/ft/wp/2012/wp12202.PDF

[8] Available at: https://statisticaleconomics.org/wp-content/uploads/2013/03/the_use_of_knowledge_in_society_-_hayek.pdf#:~:text=The%20Use%20of%20Knowledge%20in,http%3A%2F%2Flinks.jstor.org%2Fsici

ultimate decisions must be left to the people who are familiar with these circumstances, who know directly of the relevant changes and of the resources immediately available to meet them. We cannot expect that this problem will be solved by first communicating *all* this knowledge to a central board which, after integrating all knowledge, issues its orders. We must solve it by some form of decentralization. But this answers only part of our problem. We need decentralization because only thus can we insure that the knowledge of the particular circumstances of time and place will be promptly used.

The fact that the IMF, as a global lender of last resort, revisited The Chicago Plan in 2012, was no accident, because the timing was immediately after the 2007-2009 Great Recession. Bitcoin was born on January 3, 2009, when its genesis block was mined. This was no accident either. Although both the Bitcoin and the Chicago Plan shared the same goal of eliminating fractional reserve banking, they had different approaches to the same problem. Bitcoin and The Chicago Plan represented two diametrically opposed thoughts for overcoming the inherent flaws of the existing central banking monetary system: Decentralized vs. Centralized, Autonomous vs. Regulatory, Free Market vs. Governmental Control. To this extent, CryptoFed shared the same approach of Bitcoin. If what Hayek teaches is correct, as Chairman Atkins emphasized, then, CryptoFed's experiment will be another foundational step, advancing Bitcoin's decentralization approach further toward overcoming the inherent flaws of the existing central banking monetary system.

1.4. Products and Services

"CryptoFed does not own, but can use at its own discretion, free of charge, all existing and future intellectual properties, including issued patents, patent applications, copyrights, trademarks, logos, etc., held by MShift Inc ("MShift"), a Wyoming corporation." (Exhibit 1, CryptoFed Constitution, ¶6).

To accomplish its mission, CryptoFed intends to issue two tokens called Locke and Ducat which together generate the products and services detailed by CryptoFed Constitution (Exhibit 1) and the Patent Applications (Exhibit 2). CryptoFed Constitution (¶3.4) has adopted the token definition as follows, which was published by Commissioner Peirce in her Token Safe Harbor

Proposal 2.0 dated April 13, 2021[9]:

> A Token is a digital representation of value or rights,
> (i) that has a transaction history that:
> > (A) is recorded on a distributed ledger, blockchain, or other digital data structure;
> > (B) has transactions confirmed through an independently verifiable process; and
> > (C) cannot be modified;
> (ii) that is capable of being transferred between persons without an intermediary party; and
> (iii) that does not represent a financial interest in a company, partnership, or fund, including an ownership or debt interest, revenue share, entitlement to any interest or dividend payment.

Below are a few paragraphs of the Patent Application (Exhibit 2) which provide an

overview for CryptoFed's products and services.

> [0002] Currently, from the standpoint of general consumers and retail merchants, all existing monetary systems of central banks, such as, the U.S. Federal Reserve System (the Fed), Bank of Japan (BOJ), Bank of England (BOE), European Central Bank (ECB), Bank of Canada, etc., are both centralized and exogenous, to the extent that the money supply (money creation and destruction, including credit creation and destruction by depository institutions) is determined by centralized authorities, independent of consumers' purchase of consumption goods and services at retail merchants. There is a fundamental disconnection between money supply and consumers' consumption at retail merchants.

> [0003] Currently, from the standpoint of general consumers and retail merchants, all the existing decentralized finance (DeFi) platforms using blockchain and cryptocurrency are exogenous, to the extent that the money supply is determined by distributed participants and has nothing to do with consumers' purchase of consumption goods and services at retail merchants. The disconnection between money supply and consumers' consumption at retail merchants remains.

> [0004] However, consumers' consumption (expenditures) is the ultimate destination for all production processes of the entire economy. All production processes are only intermediate way stations on the road to the eventual attainment of consumption goods and services. Therefore, the disconnection between money supply and consumers' consumption inevitably causes either money oversupply (inflation) or undersupply (deflation) measured by the percentage change of prices of a set of consumption goods and services in a given time period. Either inflation or deflation has and will lead to not only financial crises, but also to instabilities of the entire economy.
> ....

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[9] https://www.sec.gov/news/public-statement/peirce-statement-token-safe-harbor-proposal-2.0

American CryptoFed Form 10   7

[0050] CryptoFed does not have lending and borrowing functions, but people will build lending and borrowing businesses in Ducat by themselves for their own interest. CryptoFed's interest rate will have a fundamental impact on the borrowing and lending market, because lenders will not lend their Ducat if they can earn interest payments automatically from CryptoFed. To this extent, CryptoFed's interest becomes the floor for the borrowing and lending market. Because CryptoFed only focuses on Ducat money supply (including Ducat money creation and Ducat money destruction for the adjustment of the total Ducat stock in the economy), the function of Ducat borrowing and lending is completely separated from Ducat money supply function. Even if a lot of Ducat borrowing and lending businesses go under, CryptoFed's money supply methods disclosed herein will still be functional, in response to mass consumers' purchases of consumption goods and services at merchants in Ducat. Conversely, under the current fractional banking system of the Fed, the function of borrowing and lending in USD is not separated from the banking system. Money supply of the Fed's fractional banking system (money creation and destruction) relies on the USD borrowing and lending market. Without lending by banks, there would be no additional money supply. When bank loans are repaid, the money supply decreases because the money created when the loan was issued is destroyed. Borrowers' default may potentially cause a total collapse of the entire monetary (banking) system through contagion, and therefore, the collapse of the USD money supply function. The USD banking system of the Fed is so fragile that it requires insurance from the Federal Deposit Insurance Corporation (FDIC), a federal regulatory agency.

[0051] The risk of debt default is an inherent and fundamental issue of the Fed's fractional banking system which has and will continue to generate financial crisis of the entire monetary system, from time to time. To the contrary, CryptoFed will eliminate the risk of debt default by completely separating Ducat money supply function from the function of Ducat borrowing and lending. From the perspective of coordinating human actions on a large scale, CryptoFed and the Fed represent two diametrically opposed operations: Decentralized vs. Centralized, Autonomous vs. Regulatory, Free Market vs. Governmental Control. In the future, no matter how many banks go under in the U.S during a given financial crisis, CryptoFed will have resilience and can function well as an alternative monetary system for individuals and entities, such as consumers and merchants, to meet their needs of daily transactions. Given that a banking crisis happens periodically, the role of CryptoFed will become more and more important in stabilizing the U.S. economy overtime as an alternative monetary system.

The only way to comprehend CryptoFed's business is to read through the Patent Application (Exhibit 2) and CryptoFed Constitution (Exhibit 1), both of which are entirely incorporated herein by reference to the same extent as if there were inherent parts of this Form 10 filing. CryptoFed Constitution also provides the mathematical formula to obtain the Target Exchange Rate between Ducat and US dollar on any given day (Exhibit 1, ¶13.2).

Echoing Chairman Atkins's emphasis on human knowledge which Hayek teaches, CryptoFed aims to create a fully decentralized and consumer-driven monetary system which can fulfill Hayek's following insights in "The Use of Knowledge in Society" (*The American Economic Review*, Vol. 35, Issue 4, September 1945, p.519):

> The peculiar character of the problem of a rational economic order is determined precisely by the fact that the knowledge of the circumstances of which we must make use never exists in concentrated or integrated form but solely as the dispersed bits of incomplete and frequently contradictory knowledge which all the separate individuals possess.

1.5. Competition

To the extent that no entity has a mission similar to CryptoFed, CryptoFed does not have direct competition. Central banks, including the Fed, are close competitors, but CryptoFed fundamentally differentiates from central banks in many aspects, including but not limited to, inflation target, monetary policy tools and fiscal policy tools. The transmission path and speed of the Fed's monetary policy depend on commercial banks as intermediaries, while CryptoFed does not require any intermediary. The Fed does not have any fiscal policy tools which CryptoFed Constitution authorizes CryptoFed to use (Exhibit 1, ¶10). Thus, CryptoFed's fiscal policy can constantly maintain economic stimulus and high economic growth without government spending. To this extent, in theory, CryptoFed has capacity to significantly reduce federal government debt in the long run.

1.6. Revenues and Costs

CryptoFed Constitution prohibits CryptoFed from "engaging in any activities which may generate revenues, profits, assets, costs and liabilities" (Exhibit 1, ¶16.1). "Any exchange of value between Recipients and CryptoFed is prohibited except for Recipients' receiving Locke tokens free of charge, at their own discretion, on their own behalf, for their own benefits." (Exhibit 1, ¶9.5). Therefore, by its mechanism design, CryptoFed is prohibited from raising any funds whatsoever by CryptoFed Constitution. As a non-profit unincorporated association, CryptoFed solely relies on voluntary effort by its members, while no member has any obligation to make any effort for CryptoFed.

1.7. Number of Employees

CryptoFed has zero employees. "Under no circumstances, shall CryptoFed have shareholders, a board of directors, officers, managers, employees, any hierarchy or any form of executive branch." (Exhibit 1, CryptoFed Constitution, ¶5).

1.8. Compliance with Environmental Laws

CryptoFed fully complies with environmental laws. Initially, Locke tokens will be issued on the Ethereum Blockchain. Ethereum.org stated on February 23, 2026, "While Ethereum's energy consumption is very low, there is also a substantial, growing, and highly active regenerative finance (ReFi) community building on Ethereum."[10]

2. Item 1A: Risk Factors.

2.1. Zero Value of Locke

Locke tokens may have no value. CryptoFed depends on Locke's value to reach and sustain a value equivalent to $0.10 USD per token before launching its currency token Ducat (Exhibit 1, CryptoFed Constitution, ¶3.2). However, there is no guarantee that Locke tokens will have any value.

2.2. Government Regulations

Federal and state regulatory frameworks related to CryptoFed are still unknown and full of uncertainties. Please see Item 9 for legal proceedings instituted by the SEC and the Wyoming Secretary of State against CryptoFed DAO.

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[10] Available at: https://ethereum.org/energy-consumption/

2.3. Crypto Market

Furthermore, CryptoFed depends on crypto markets, such as, the USD-pegged stablecoin market, crypto swaps and exchanges, to conduct its open market operations (Exhibit 1, CryptoFed Constitution, ¶15; Exhibit 2, US Patent Application, [0042]-[0047]). However, there is no guarantee that these markets will continue growing sufficiently to support CryptoFed.

2.4. Mass Consumers Adoption and Mass Merchants Acceptance

CryptoFed is a monetary system which depends on mass consumers adoption and mass merchants acceptance. However, there is no guarantee that mass consumers adoption and mass merchants acceptance can be achieved.

2.5. Zero Revenues and Mass Incentive Giveaways

CryptoFed does not have any revenue mechanism. Yet, by mechanism design, CryptoFed gives away mass incentives. CryptoFed Constitution prohibits CryptoFed itself from "engaging in any activities which may generate revenues, profits, assets, costs and liabilities" (Exhibit 1, ¶16.1). "Any exchange of value between Recipients and CryptoFed is prohibited except for Recipients' receiving Locke tokens free of charge, at their own discretion, on their own behalf, for their own benefits." (Exhibit 1, ¶9.5). Therefore, by its mechanism design, CryptoFed is prohibited from raising any funds whatsoever by CryptoFed Constitution. As a non-profit unincorporated association, CryptoFed solely relies on voluntary effort by its members, while no member has any obligation to make any effort for CryptoFed. This business model is new and may not work as intended.

2.6. Operation of a Decentralized Unincorporated Association

Through blockchain protocols, CryptoFed will not only decentralize and automate a monetary system but also decentralize and automate itself. The organizational setup of such a complicated monetary system means that it will likely need to be iterated and improved upon over time. If the improvement mechanisms outlined in the CryptoFed Constitution (Exhibit 1) and the Patent Application (Exhibit 2) fail to be agile enough to allow CryptoFed to adapt to ever-changing economy, it may be impossible to sustain such a large-scale operation.

2.7. Economic Theories

CryptoFed's economic theories fundamentally depend on the combination, integration, and reconciliation of the economic theories of Keynes and Hayek. However, the debate of these two schools of economics has never stopped since 1931. There is no guarantee that CryptoFed's understanding of economics is correct. "The debate about the validity of their economics remains open. It hinges on the question of the extent to which full employment is the normal or strong tendency of **a decentralized system**. Hayek thought it was; Keynes thought it wasn't. Both could appeal to the facts to support them. Hayek could point out that the capitalist market economy had been the major factor in lifting the world out of poverty and reducing violence, Keynes to the fact that it achieved full employment only in 'moments of excitement'; that its progress was punctuated by crashes which periodically threw millions out of work; and that the capitalist era had witnessed two of the most devastating wars in history." (*Keynes v Hayek: The Four Buts,* by Robert Skidelsky, page 164 -165, in *From the Past to the Future: Ideas and Actions for a Free Society*, January 15-17, 2020, A Special Meeting, The Mont Pelerin Society, emphasis added). [11]

3. Item 2: Financial Information.

"From the perspectives of Generally Accepted Accounting Principles (GAAP), CryptoFed shall always have zero assets, zero revenues, zero costs and zero liabilities, and shall be strictly prohibited from, i) engaging in any activities which may generate revenues, profits, assets, costs and liabilities, ii) paying dividends or distributing any part of its income or profits or assets to its members or administrators

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[11] Available at, https://www.hoover.org/sites/default/files/finalmpsbook.pdf

or persons outside CryptoFed, iii) holding real and personal property, iv) taking any deposits, including Ducat deposits, v) opening a bank account, and vi) being a legatee, devisee or beneficiary of a trust or contract." (CryptoFed Constitution, ¶16.1).

 "Any exchange of value between Recipients and CryptoFed is prohibited except for Recipients' receiving Locke tokens free of charge, at their own discretion, on their own behalf, for their own benefits." (Exhibit 1, ¶9.5). Thus, CryptoFed is forever prohibited from raising any funds whatsoever by CryptoFed Constitution. No token can be issued until the effectiveness of the Form 10 registration with the SEC (Exhibit 1, ¶8). As a non-profit unincorporated association, CryptoFed solely relies on voluntary effort by its members or non-members, while no member has any obligation to do any effort for CryptoFed.

The SEC designates the standards of Financial Accounting Standards Board (FASB) as authoritative for public companies. The FASB Conceptual Framework (Statement of Financial Accounting Concepts No. 8, Chapter 4, Elements of Financial Statements, E17, p.5, December 2021)[12] states, "An asset has the following two essential characteristics: a. It is a present right. b. The right is to an economic benefit." To this extent, although CryptoFed has rights to use the Patent Application, because it will never generate any economic benefit (revenue), the Patent Application can never be booked as assets. Any additional information related to the Patent Application will be disclosed through CryptoFed's ongoing reports.

Up to this filing day, there is no financial information to be reported. By mechanism design, CryptoFed does not have and will never have any financial information to be provided. CryptoFed cannot report information it has not and will never generate. CryptoFed welcomes and is ready to consider the

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[12] Available at: https://www.fasb.org/page/ShowPdf?path=Concepts_Statement_8-Chapter_4-Elements.pdf&title=CONCEPTS%20STATEMENT%20NO.%208%E2%80%94CONCEPTUAL%20FRAMEWORK%20FOR%20FINANCIAL%20REPORTING%E2%80%94CHAPTER%204,%20ELEMENTS%20OF%20FINANCI

SEC's feedback and opinion. If there is any financial information generated from the SEC's perspective or the GAAP perspective, CryptoFed will report it accordingly through its ongoing reports.

4. Item 3: Properties

CryptoFed does not own any properties. CryptoFed Constitution prohibits CryptoFed itself from "engaging in any activities which may generate revenues, profits, assets, costs and liabilities" (Exhibit 1, ¶16.1).

5. Item 4: Security Ownership of Certain Beneficial Owners and Management.

"Under no circumstances, shall CryptoFed have shareholders, a board of directors, officers, managers, employees, any hierarchy or any form of executive branch." (Exhibit 1, CryptoFed Constitution, ¶5.3). "Out of the total maximum authorized finite number of 10 trillion Locke tokens, 25% will be reserved for further distribution (2.5 trillion Locke tokens), 20% for the US retail merchants (2 trillion Locke tokens), 5% for individuals and entities other than merchants (0.5 trillion Locke tokens), and 50% (5 trillion Locke tokens) for the purpose of Open Market Operation defined elsewhere herein. All allocated Locke tokens will not be minted until they are actually distributed. All initial allocations of Locke tokens are free of charge. The Founding Members have the right and discretion to decide the methodologies, blockchains, timing and recipients of all initial allocations. The initial allocation will continue until Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period. All recipients of initial allocations ("Recipients") will be solely responsible and liable for any taxes (income, capital gains, gift, etc.) that arise from or are associated with those initial allocations. The unanimous consent of all members is required to make changes to this sub-section." (Exhibit 1, CryptoFed Constitution, ¶9.1). "The 25% Locke tokens reserved for further distribution means that the two Founding Members will be able to distribute these tokens at their own discretion."

(*Ibid*, ¶9.2). "The US retail merchants mean the MAG's members which have headquarters in the United States or MAG itself" (*Ibid,* ¶9.3).

The two Founding Members of CryptoFed, Scott Moeller and Xiaomeng Zhou, are the directors of the board of MShift. Scott Moeller is the CEO of MShift and Xiaomeng Zhou COO.

"By receiving Locke tokens, free of charge, Recipients of initial allocations hereby authorize CryptoFed to file necessary documents with SEC as needed, at CryptoFed's own discretion, including but not limited to the SEC's Forms 144, 3, 4 or 5." (Exhibit 1, CryptoFed Constitution, ¶9.7). The implementation of CryptoFed's governance decentralization (initial allocation of Locke tokens) defined at CryptoFed Constitution ¶9 will not begin until the effectiveness of the SEC registration of this Form 10 (Exhibit 1, ¶8). The initial allocation of Locke tokens is demonstrated in the drawing in the Patent Application (Exhibit 2, Sheet 1, the page immediately following the front page; Exhibit 3, the front page).

6. Item 5: Directors and Executive Officers.

CryptoFed does not have any directors or executive officers. "Under no circumstances, shall CryptoFed have shareholders, a board of directors, officers, managers, employees, any hierarchy or any form of executive branch." (Exhibit 1, CryptoFed Constitution, ¶5.3). "However, the Founding Members may voluntarily serve as the administrator at their own discretion, until ten (10) or more U.S. merchant members of CryptoFed with total $100 billion USD of combined annual sales, vote to select the first administrator. The Founding Members can abandon administrative tasks at their own discretion, with or without reasons, with or without notice, at any time." (Exhibit 1, CryptoFed Constitution, ¶5.5).

7. Item 6: Executive Compensation.

CryptoFed does not have executive officers. Therefore, executive compensation does not exist.

8. **Item 7: Certain Relationships and Related Transactions, and Director Independence.**

"CryptoFed does not own, but can use at its own discretion, free of charge, all existing and future intellectual properties, including issued patents, patent applications, copyrights, trademarks, logos, etc., held by MShift Inc ("MShift"), a Wyoming corporation. Under no circumstances shall MShift license its intellectual property to individuals or entities other than CryptoFed. CryptoFed may use source code provided by MShift. The source code is openly published through GitHub solely for transparency and auditing purposes, but any use of the source code by any individual or entity other than CryptoFed is strictly prohibited. MShift provides its intellectual property and source code at its own discretion, without any obligations. MShift may dissolve itself at its own discretion anytime, with or without reasons, with or without notice." (Exhibit 1, CryptoFed Constitution, ¶6; Exhibit 10, Minutes of the Meeting of MShift Inc's Board of Directors).

"Out of the total maximum authorized finite number of 10 trillion Locke tokens, 25% will be reserved for further distribution (2.5 trillion Locke tokens), 20% for the US retail merchants (2 trillion Locke tokens), 5% for individuals and entities other than merchants (0.5 trillion Locke tokens), and 50% (5 trillion Locke tokens) for the purpose of Open Market Operation defined elsewhere herein. All allocated Locke tokens will not be minted until they are actually distributed. All initial allocations of Locke tokens are free of charge. The Founding Members have the right and discretion to decide the methodologies, blockchains, timing and recipients of all initial allocations. The initial allocation will continue until Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period. All recipients of initial allocations ("Recipients") will be solely responsible and liable for any taxes (income, capital gains, gift, etc.) that arise from or are associated with those initial allocations. The unanimous consent of all members is required to make changes to this sub-section." (Exhibit 1, CryptoFed Constitution, ¶9.1). "The 25% Locke tokens reserved for further distribution means that the two Founding Members will be able to distribute these tokens at their own discretion." (*Ibid*, ¶9.2). "The US retail merchants mean the MAG's members which have headquarters in the United States or MAG itself" (*Ibid,* ¶9.3).

Scott Moeller, CEO, MShift, is one of the two founding members of CryptoFed, and works voluntarily without any compensation. His Locke token grant from the 25% initial allocation for further distribution will be decided after the effectiveness of CryptoFed's Form 10 filing.

Xiaomeng Zhou, COO, MShift, is one of the two members of CryptoFed, and works voluntarily without compensation. His Locke token grant from the 25% initial allocation for further distribution will be decided after the effectiveness of CryptoFed's Form 10 filing.

CryptoFed does not have any board directors. "Under no circumstances, shall CryptoFed have shareholders, a board of directors, officers, managers, employees, any hierarchy or any form of executive branch." (Exhibit 1, CryptoFed Constitution, ¶5.3). "However, the Founding Members may voluntarily serve as the administrator at their own discretion, until ten (10) or more U.S. merchant members of CryptoFed with total $100 billion USD of combined annual sales, vote to select the first administrator. The Founding Members can abandon administrative tasks at their own discretion, with or without reasons, with or without notice, at any time." (Exhibit 1, CryptoFed Constitution, ¶5.5).

CryptoFed Constitution prohibits CryptoFed itself from "engaging in any activities which may generate revenues, profits, assets, costs and liabilities" (Exhibit 1, ¶16.1). As a non-profit unincorporated association, CryptoFed solely relies on voluntary effort by its members or non-members, while no member has any obligation to make any effort for CryptoFed.

9. **Item 8: Legal Proceedings.**

CryptoFed is the successor of American CryptoFed DAO, LLC ("CryptoFed DAO"), although there are significant differences between the two entities. The SEC issued an Order Dismissing Proceedings (*In the Matter of American CryptoFed DAO LLC* and *In the Matter of the Registration Statement of American CryptoFed DAO LLC*, Release No. 11407 / February 2, 2026 and Release No. 104765 / February 2, 2026) against American CryptoFed DAO, LLC.

On October 21, 2025, American CryptoFed DAO, LLC was dissolved (Exhibit 6, Certificate of Dissolution). On March 6, 2026, in *Wyoming Secretary of State vs. American CryptoFed DAO,* the Wyoming Laramie District Court issued an *Order on Cross Motions for Summary Judgment and Related Motions* (Exhibit 7), stating at ¶109, "Locke tokens, as interests in a Wyoming DAO that qualify as investment contracts under Wyo. Stat. § 17-4-102(a)(xxviii)(E), are securities that may not be lawfully offered to the public for sale without first being registered in accordance with the WUSA." The district court also stated at ¶81, "Again, 'the greater the control acquired by the investors in the LLC, the weaker the justification to characterize their investments as investment contracts." American CryptoFed DAO, LLC disagrees. This litigation has now entered the appeal phase (Exhibit 8, Docket Letter, Supreme Court of Wyoming). The related information should be available at the public docket of the Wyoming Supreme Court.[13]

10. **Item 9: Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.**

CryptoFed does not have any shareholders whatsoever. "Under no circumstances, shall CryptoFed have shareholders, a board of directors, officers, managers, employees, any hierarchy or any form of executive branch." (Exhibit 1, CryptoFed Constitution, ¶5.3).

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[13] Available at: https://ctefiling.wyocourts.gov/portal/court/cd2875bd-3280-4b05-ac69-030ce5faac20/case/ce352612-d147-40f6-8779-5804fd3b0e5e

There is no market price for any CryptoFed token, because "Until CryptoFed completes its registration of Locke tokens with the SEC, no Locke tokens will be issued." (Exhibit 1, CryptoFed Constitution, ¶8.2). There are no dividends for any CryptoFed token, because CryptoFed Constitution states, "A Token is a digital representation of value or rights…that does not represent a financial interest in a company, partnership, or fund, including an ownership or debt interest, revenue share, entitlement to any interest or dividend payment." (Exhibit 1, ¶3.4).

11. Item 10: Recent Sales of Unregistered Securities.

No Locke tokens have been issued, granted or sold. "Until CryptoFed completes its registration of Locke tokens with the SEC, no Locke tokens will be issued." (Exhibit 1, CryptoFed Constitution, ¶8.2). "By receiving Locke tokens, free of charge, Recipients of initial allocations hereby authorize CryptoFed files necessary documents with SEC as required, at CryptoFed's own discretion, including but not limited to the SEC's Forms 144, 3, 4 or 5." (Exhibit 1, CryptoFed Constitution, ¶9.7). CryptoFed will provide details of the initial allocation of Locke tokens through SEC filings as required after the effectiveness of this Form 10 filing.

12. Item 11: Description of Registrant's Securities to be Registered.

Locke token "is a digital representation of value or rights…that does not represent a financial interest in a company, partnership, or fund, including an ownership or debt interest, revenue share, entitlement to any interest or dividend payment (Exhibit 1, CryptoFed Constitution, ¶3.4). Locke token's mechanisms are described in detail in both the Patent Application (Exhibit 2 and Exhibit 3) and CryptoFed Constitution (Exhibit 1), both of which are entirely incorporated herein by reference to the same extent as if there were inherent part of this Form 10 filing. The implementation of CryptoFed's governance decentralization (initial allocation of Locke tokens) defined at CryptoFed Constitution ¶9 will not begin until the effectiveness of the SEC registration of this Form 10 (Exhibit 1, ¶8). The initial allocation of Locke tokens is

demonstrated in the drawing in the Patent Application (Exhibit 2, Sheet 1, the page immediately

following the front page; Exhibit 3, the front page). CryptoFed Constitution states (¶3.1),

> Locke is a governance token, which can be used by holders to participate in governmental affairs of CryptoFed's monetary system under the conditions specified by this Constitution. Locke has a finite number of 10 trillion. Locke can be burned (destroyed), and the burnt amount is not counted towards the finite number. Locke can be issued on multiple blockchains where the Locke on each blockchain is counted towards the finite number. Under no circumstances should the maximum authorized finite number of 10 trillion be changed.

CryptoFed Constitution further states (¶9.6), "To sell Locke tokens, Recipients of initial

allocation themselves must comply with the SEC Rule 144 (17 CFR 230.144) and file SEC

Forms 144, 3, 4 and 5 as required." In addition, CryptoFed Constitution further states (¶18.3),

> Before CryptoFed has ten (10) or more U.S. merchant members with total $100 billion USD of combined annual sales, all members by signing this Constitution or by possessing Locke tokens, have delegated their votes to the Founding Members.

Therefore, except the two Founding Members (Scott Moeller and Xiaomeng Zhou), before

CryptoFed has ten (10) or more U.S. merchant members with total $100 billion USD of

combined annual sales, all other members are non-affiliates under the SEC Rule 144. Regarding

this point, CryptoFed is formally seeking the SEC's opinion herein.

Locke tokens are fungible tokens. After the effectiveness of this Form 10 filing, pursuant to

and in compliance with SEC Rule 144, Recipients of initial allocation of Locke tokens should be

able to sell their Locke tokens after all the conditions of Rule 144 have been met. As the drawing

in the Patent Application (Exhibit 2, Sheet 1, the page immediately following the front page;

Exhibit 3, the front page) demonstrates, Recipients of initial allocation may sell their Locke

tokens via Uniswap. It is impossible for any securities brokers and transfer agents to handle the

sales of Locke tokens through Uniswap which is decentralized, although the SEC Rule 144 requires the involvement of transfer agents and securities brokers. However, for compliance purposes, Forms 144, 3, 4 and 5 can still be filed without any involvement of transfer agents and securities brokers. In accordance with the SEC's following statement on its website, "the SEC will not normally intervene" in this process.[14]

> Even if you've met all the conditions of Rule 144, you still cannot sell your restricted securities to the public until you've had the legend removed from the certificate. Only a transfer agent can remove a restrictive legend. But the transfer agent won't remove the legend unless the issuer consents—usually in the form of an opinion letter from the issuer's counsel to the transfer agent.
> If you want to remove the restrictive legend, you should contact the company that issued the securities—or the transfer agent for the company's securities—to ask about the procedures for removing a legend. If you have a broker, you may want to ask your broker to help you. If a dispute arises about whether a restrictive legend can be removed, the SEC will not normally intervene.

Therefore, currently, CryptoFed believes that the transfer agent and securities broker do not exist in a Locke token transaction on Uniswap because of the decentralized nature of Uniswap, and "If a dispute arises about whether a restrictive legend can be removed, the SEC will not normally intervene." (*Ibid*). For the foregoing reasons, CryptoFed is formally seeking the SEC's opinion herein as to how to comply with the SEC Rule 144 when Locke tokens are sold via Uniswap, in addition to filing Forms 144, 3, 4 and 5.

13. Item 12: Indemnification of Directors and Officers.

 "Under no circumstances, shall CryptoFed have shareholders, a board of directors, officers, managers, employees, any hierarchy or any form of executive branch." (Exhibit 1, CryptoFed Constitution, ¶5). Thus, CryptoFed does not have any directors and officers, and there is no indemnification of directors and officers. However, to protect its initial development team, CryptoFed Constitution has a waiver clause (¶7) with indemnification language.

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[14] https://www.investor.gov/introduction-investing/investing-basics/glossary/restricted-securities

14. Item 13: Financial Statements and Supplementary Data.

This Item 13 does not apply to CryptoFed. Please see "Item 2: Financial Information" for explanation.

15. Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

This Item 14 does not apply to CryptoFed. Please see "Item 2: Financial Information" for explanation.

16. Item 15: Financial Statements and Exhibits.

The requirement of Financial Statements of this Item 15 does not apply to CryptoFed. Please see "Item 2: Financial Information" for explanation. Because CryptoFed was converted to a non-profit entity under W.S. 17-22-102(a)(ii) of Wyoming Unincorporated Nonprofit Association Act ("UNA Act") on June 9, 2026, the articles of incorporation required by this Item 15 do not apply. Instead, CryptoFed provides its Constitution as Exhibit 1. CryptoFed will discuss with the IRS whether a new Employer Identification Number ("EIN") is required and will provide an update via the SEC EDGAR accordingly. Given that CryptoFed will not apply for federal 501(c)(3) tax-exempt status, CryptoFed plans to use the existing EIN of American CryptoFed attached as Exhibit 9 to file the IRS tax return.

CryptoFed provides Exhibits as follows:

Exhibit 1: American CryptoFed Constitution.

Exhibit 2: Methods for Endogenous Decentralized Monetary Systems, the US Patent Application No: 19/336,873, Pub. No.: US 2026/0017716 A1.

Exhibit 3: Methods for Endogenous Decentralized Monetary Systems, International Application No: PCT/US2025/049220; International Publication Number: WO 2026/076234 A1.

Exhibit 4: PCT Written Opinion of the International Searching Authority under Patent Cooperation Treaty.

Exhibit 5: Response to PCT Written Opinion of the International Searching Authority.

Exhibit 6: Certificate of Dissolution of American CryptoFed DAO, LLC.

Exhibit 7: *Order on Cross Motions for Summary Judgment and Related Motions*, *Wyoming Secretary of State vs. American CryptoFed DAO*, the Wyoming Laramie District Court.

Exhibit 8: Docket Letter, the Supreme Court of Wyoming.

Exhibit 9: American CryptoFed's Employer Identification Number.

Exhibit 10: Minutes of the Meeting of MShift Inc's Board of Directors.

17. SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

American CryptoFed
(Registrant)

Date: June 11, 2026

By: _DocuSigned by:_ Scott Moeller
A82E97EDD0C44FD...

Name and Tittle: Scott Moeller, Founding Member

Date: June 11, 2026

By: _Signed by:_ Xiaomeng Zhou
6F7F189BD770455...

Name and Tittle: Xiaomeng Zhou, Founding Member